UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2010

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 17, 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

Company Secretariat

14 September 2010	BHP Billiton Limited	BHP Billiton Plc
	180 Lonsdale Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1BH UK
GPO BOX 86A
	Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
	Tel +61 1300 55 47 57 Fax +61 3 9609 4372	Fax + 44 20 7802 4111
	bhpbilliton.com	bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing Procedure.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing Procedure.

Name of person discharging managerial responsibilities	Ms K J Wood

Date of last notice	1 April 2010

Date issuer informed of transaction	13 September 2010

Date and place of transaction	8 September 2010 (Australian Securities Exchange)

Nature of transaction	The acquisition of 80,000 ordinary shares in BHP Billiton Limited following the exercise of Performance Shares under the 2005 Long Term Incentive Plan and 30,778 ordinary shares in BHP Billiton Limited following the exercise of Deferred Shares under the 2008 Group Incentive Scheme and a subsequent on-market sale of 55,297 ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations. In addition, an off-market transfer (disposal) of 3,000 ordinary shares was made to a family member.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office:180 Lonsdale Street, Melbourne Victoria 3000 Australia	Registered Office: Neathouse Place, London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)

Ms Wood has an indirect interest in 38,361 ordinary shares in BHP Billiton Limited, as follows:

(i)     38,000 ordinary shares in BHP Billiton Limited registered in the name of Sloan Wood Superannuation Fund. The Trustees of this private superannuation fund are K Wood and A Sloan; and

(ii)    361 ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

No change to indirect holding

Date of change	8 September 2010

No. of securities held prior to change	70,772 (Direct)

Class	Ordinary Shares in BHP Billiton Limited

Number acquired	110,778

Number disposed	58,297

Value/Consideration	Exercise of 110,778 at nil cost Sale of 55,297 at $37.94 & 3,000 at nil

No. of securities held after change	123,253 (Direct)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The acquisition of 80,000 ordinary shares in BHP Billiton Limited following the exercise of Performance Shares under the 2005 Long Term Incentive Plan and 30,778 ordinary shares in BHP Billiton Limited following the exercise of Deferred Shares under the 2008 Group Incentive Scheme and a subsequent on-market sale of 55,297 ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations. In addition, an off-market transfer (disposal) of 3,000 ordinary shares was made to a family member.

Any additional information	—

2

Part 2 – Change of interests in contracts other than as described in Part 3

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

3

Part 3 – Change of interests in options or other rights granted by the entities (cont’d)

Total number of securities over which options or other rights held at the date of this notice	23,686 –	maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS

	594,187 –	maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

	361 –	maximum number of Matched Shares (ordinary shares of BHP Billiton Limited) under the Shareplus

	618,234 –	Total

Any additional information	This notification is in respect of an exercise of vested 2005 Performance Shares (80,000) under the BHP Billiton Limited Long Term Incentive Plan and the exercise of vested 2008 Deferred Shares (30,778) under the BHP Billiton Limited Group Incentive Scheme.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Fiona Smith – BHP Billiton Limited Geof Stapledon – BHP Billiton Plc

Contact details	Fiona Smith Geof Stapledon	Tel: Fax: Tel: Fax:	+61 3 9609 3179 +61 3 9609 4372 +44 20 7802 4176 +44 20 7802 3054

4